Exhibit 99.1

BOS Reports Financial Results for the Fourth Quarter and the Year 2023

Exceeds the projections for 2023 and positive outlook for year 2024

RISHON LE ZION, Israel, March 28, 2024 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the fourth quarter and the year 2023.

Year 2023 Financial Highlights:

●	Revenues grew by 6.5% to $44.2 million from $41.5 million in the year 2022 ;

●	Operating profit increased to $2.5 million from $1.9 million in the year 2022;

●	EBITDA amounted to $3.06 million compared to $2.4 million in the year 2022.

●	Financial expenses decreased to $441,000 from $647,000 in the year 2022.

●	Net income amounted to $2.01 million or $0.35 per basic share compared to $1.28 million or $0.23 per basic share in the year 2022.

Fourth Quarter 2023 Financial Highlights:

●	Revenues reduced by 3.5% to $10.9 million from $11.3 million in the fourth quarter of the year 2022;

●	Operating profit amounted to $400,000 compared to $652,000 in the fourth quarter of the year 2022;

●	EBITDA amounted to $562,000 compared to $781,000 in the fourth quarter of the year 2022;

●	Financial income amounted to $31,000 compared to financial expenses of $115,000 in the fourth quarter of the year 2022;

●	Net income amounted to $427,000 or $0.07 per basic share compared to $531,000 or $0.09 per basic share in the fourth quarter of the year 2022;

Eyal Cohen, BOS’ CEO, stated: “We are pleased with the financial results of year 2023, which reflect net income of $2 million, above our expectation of $1.5 million.

The fourth quarter results of 2023 were weak as compared to those of the fourth quarter of 2022 due to the war that started in October 2023. However, during the first quarter of 2024, the business environment in Israel has begun to recover. In addition, most of our business is linked to the Israeli defense market that has been showing increased demand. We therefore expect that in 2024 our revenues will grow to $46M million from $44.2 million in 2023 and our net income shall increase to $2.2 million from $2 million in 2023”.

Ziv Dekel, BOS’ Chairman stated: “Year 2023 was characterized by growing in revenues and net income which supported by continued strengthening of BOS’ core capabilities and enhancement of our competitive position in our different market places. This forms the basis for our future growth and profits.”

BOS will host a video conference meeting on March 28, 2024 at 9:00 a.m. EDT. A question-and-answer session will follow management’s presentation.

To access the video conference meeting, please click on the following link:

https://us06web.zoom.us/j/81096669677?pwd=UDnhFOusds9UBQSEkC28wqY9pvM1ac.1 or dial: +1 646 876 9923, meeting ID - 810 9666 9677, passcode - 185490

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscorporate.com

About BOS

BOS’ technologies enhance inventory processes through three business divisions:

●	The Intelligent Robotics division automates industrial and logistic inventory processes;

●	The RFID division marks and tracks inventory; and

●	The Supply Chain division manages inventory.

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Revenues	$44,179	$41,511	$10,886	$11,328
Cost of revenues	34,970	32,451	8,796	8,738
Gross profit	9,209	9,060	2,090	2,590
Operating costs and expenses:
Research and development	158	166	44	38
Sales and marketing	4,891	4,924	1,278	1,375
General and administrative	1,762	2,122	420	564
Other income, net	(52)	(81)	(52)	(39)
Total operating costs and expenses	6,759	7,131	1,690	1,938

Operating income	2,450	1,929	400	652
Financial income (expenses), net	(441)	(647)	31	(115)
Income before taxes on income	2,009	1,282	431	537
Taxes on income	(4)	(6)	(4)	(6)
Net income	$2,005	$1,276	$427	$531

Basic net income per share	$0.35	$0.23	$0.07	$0.09
Diluted net income per share	$0.34	$0.23	$0.07	$0.09
Weighted average number of shares used in computing basic net income per share	5,727	5,550	5,748	5,702
Weighted average number of shares used in computing diluted net income per share	5,905	5,589	5,856	5,703

Number of outstanding shares as of December 31, 2023 and 2022	5,748	5,702	5,748	5,702

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,344	$1,763
Restricted bank deposits	217	130
Trade receivables	12,424	10,834
Other accounts receivable and prepaid expenses	963	1,414
Inventories	6,070	6,433

Total current assets	22,018	20,574

LONG-TERM ASSETS	196	260

PROPERTY AND EQUIPMENT, NET	3,268	3,270

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,026	1,110

OTHER INTANGIBLE ASSETS, NET	1,078	486

GOODWILL	4,895	4,895

Total assets	$32,481	$30,595

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2023	December 31, 2022
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$170	$586
Operating lease liabilities, current	235	301
Trade payables	7,710	7,984
Employees and payroll accruals	980	1,016
Deferred revenues	600	542
Advances net of inventory in process	137	47
Accrued expenses and other liabilities	1,072	719

Total current liabilities	10,904	11,195

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,150	1,294
Operating lease liabilities, non-current	759	827
Long-term deferred revenues	339	241
Accrued severance pay	490	404

Total long-term liabilities	2,738	2,766

TOTAL SHAREHOLDERS’ EQUITY	18,839	16,634

Total liabilities and shareholders’ equity	$32,481	$ 30, 595

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022

Operating income	$2,450	$1,929	$400	$652
Add:
Amortization of intangible assets	168	107	48	31
Stock-based compensation	98	97	24	22
Depreciation	342	255	90	76
EBITDA	$3,058	$2,388	$562	$781

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Year ended December 31, 2023

Revenues	$13,713	$28,845	1,742	(121)	$44,179
Gross profit	3,179	5,845	185		9,209
Allocated operating expenses	2,150	3,675	258		6,083
Unallocated operating expenses*		-	-		676
Income (loss) from operations	$1,029	$2,170	$(73)		2,450
Financial expenses and tax on income					(445)
Net income					$2,005

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Year ended December 31, 2022

Revenues	$15,318	$25,232	961		$41,511
Gross profit (loss)	3,778	5,441	(159)		9,060
Allocated operating expenses	2,535	3,450	425		6,410
Unallocated operating expenses*		-	-	-	721
Income (loss) from operations	$1,243	$1,991	$(584)		1,929
Financial expenses and tax on income					(653)
Net income					$1,276

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended December 31, 2023

Revenues	$3,622	$7,017	$279	(32)	$10,886
Gross profit	725	1,257	108	-	2,090
Allocated operating expenses	513	974	72	-	1,559
Unallocated operating expenses*					131
Income from operations	$212	$283	$36	-	400
Financial income and tax on income					27
Net income					$427

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
		Three months ended December 31, 2022

Revenues	$4,273	$6,789	$266		$11,328
Gross profit	1,187	1,560	(157)	-	2,590
Allocated operating expenses	645	1,014	78	-	1,737
Unallocated operating expenses*					201
Income (loss) from operations	$542	$546	$(235)	-	652
Financial expenses and tax on income					(121)
Net income					$531

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.